

October 24, 2011

Via U.S. Mail
Ms. Carol Groeber
Controller and Principal Accounting Officer
Pernix Group, Inc.
151 East 22nd Street
Lombard, IL 60148

> **Re: Pernix Group, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed September 30, 2011**
> **File No. 333-174539**

Dear Ms. Groeber:

We have reviewed the above-captioned filing and have the following comments.

General

1. Please explain why you believe that your filing is compliant with Item 501(b)(3) of Regulation S-K with respect to the primary offering of common stock. Clarify whether you intend to rely on Rule 430A for any information omitted from the filing at the time of effectiveness.

Selling Stockholders, page 10

2. Refer to comment for of our letter dated June 20, 2011. It is unclear why Luxury Capital, Inc., Telebond Insurance, Inc., and Litra Holding AG are included in footnote (5) since they are not included in the tabular list of selling stockholders. Please revise to clarify. Also, please note that footnote (5) in its entirety should precede footnote (6).

Ms. Carol Groeber
Pernix Group, Inc.
October 24, 2011
Page 2

        You may direct questions on comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

                                        Sincerely,

                                        /s/ Jay E. Ingram

                                        Jay E. Ingram
                                        Legal Branch Chief

cc: Via E-Mail
        Jeff Mattson, Esq.
        Freeborn & Peters LLP
        311 South Wacker Drive, Suite 3000
        Chicago, IL 60606